Exhibit 99-2

Officer’s Certification

Curian Series Trust

The undersigned, being the duly elected, qualified and acting Assistant Secretary of Curian Series Trust, a Massachusetts business trust hereby certifies that the attached is a full, true and correct copy of resolutions duly adopted by the Board of Trustees of Curian Series Trust on the 8h day of March 2011; that such resolutions have not been altered or repealed and remain in full force and effect as of the date hereof.

Approval of Fidelity Bond Insurance Coverage

Whereas, the Board of Trustees (“Board”) of Curian Series Trust (“Trust”) and Curian Capital, LLC, Investment Adviser and Administrator to the Trust, have considered and evaluated the need for a fidelity bond under circumstances where Curian Capital, LLC pays the premium and, therefore, the Board need not consider: (i) the amount of the premium for such bond.

Whereas, the Board has given due consideration to the requirements of Section 17(g) of the 1940 Act, as amended (“1940 Act”), and Rule 17g-1 promulgated thereunder by the U.S. Securities and Exchange Commission, pertaining to fidelity bond coverage.

Now Therefore, be it

Resolved, that pursuant to the requirements of Section 17(g) of the 1940 Act, and Rule 17g-1 promulgated thereunder, and after having given due consideration to said requirements, including but not limited to the following: (i) the aggregate value of the assets to be held by the funds of the Trust to which each officer or employee of the Trust may, singly or jointly with others, have access, either directly or through authority to draw upon such funds or direct generally the disposition of such assets; (ii) the type and terms of the arrangements made for the custody and safekeeping of the assets of the Trust; (iii) the nature of the securities in the investment portfolios of the funds of the Trust; (iv) the nature and method of conducting the operations of the Trust; and (v) the accounting procedures and contracts of the Trust, the Board hereby determines that a fidelity bond in the aggregate amount of One Million Dollars ($1,000,000), computed in accordance with the Schedule outlined under Rule 17g-1(d)(1), is reasonable and adequate coverage to protect the Trust against larceny or embezzlement by any one or more of such officers and/or employees; and be it

Further Resolved, that the Board approves the amount, type, form and coverage of the insured bond, naming as the insured party the Trust, in the aggregate amount of One Million Dollars ($1,000,000).

Date: April 28, 2011

/s/ Kelly L. Crosser
Kelly L. Crosser, Assistant Secretary
Subscribed before me this 28th day of April, 2011.

/s/ Julia Williamson	(NOTARY SEAL)
Julia Williamson, Notary Public,
Eaton Acting in Ingham County, MI
My Commission Expires: 09/27/2014